Exhibit 99.(a)(1)(iii)

August __, 2009

Dear Investor:

ACP Strategic Opportunities Fund II, LLC (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Units in the Fund.

Because you have tendered and the Fund has purchased all or a portion of your Units, you have been issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an Initial Payment in an amount equal to at least ninety-five ( 95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Units. An Investor that tenders a partial Interest, which is ninety percent (90%) or more of the Investors Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) within thrirty (30) days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within ten (10) business days after the Fund has received at least ninety-five (95%) of the aggregate amount withdrawn by the Fund from such investment funds.

The second and final payment (the “Contingent Payment”) is expect to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

The terms of the Note provide that the Balance Due, after payment of the Initial Payment, if any, will be determined and generally paid within approximately sixty (60) days after the Net Asset Value Determination Date.  This amount will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.  You will remain an Investor of the Fund with respect to the portion of your Interest in the Fund that you did not tender, if applicable.

All capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Offer to Purchase and Letter of Transmittal.

Should you have any questions, please call your financial advisor or broker, or you can call Ascendant Capital Partners, LP at (610) 688-4180.

Sincerely,

ACP Strategic Opportunities Fund II, LLC